# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc./DE, CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000935836-25-000493
Filed by CIK 0001440771

## Reporting persons
- Stonepine Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 316,289; sole dispositive power 0; shared dispositive power 316,289; aggregate amount beneficially owned 316,289 (3.6% of the class)
  Comment: Percentage calculated based on (a) (1) 113,631 shares of Common Stock, and (2) 202,658 shares of Common Stock issuable on exercise of Series A Warrants, Series B Warrants and Series E Warrants beneficially owned by the reporting person, subject to a 9.9% beneficial ownership limitation, and (b) 8,571,421 shares of Common Stock outstanding on November 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Stonepine Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 316,289; sole dispositive power 0; shared dispositive power 316,289; aggregate amount beneficially owned 316,289 (3.6% of the class)
  Comment: Percentage calculated based on (a) (1) 113,631 shares of Common Stock, and (2) 202,658 shares of Common Stock issuable on exercise of Series A Warrants, Series B Warrants and Series E Warrants beneficially owned by the reporting person, subject to a 9.9% beneficial ownership limitation, and (b) 8,571,421 shares of Common Stock outstanding on November 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Stonepine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 316,289; sole dispositive power 0; shared dispositive power 316,289; aggregate amount beneficially owned 316,289 (3.6% of the class)
  Comment: Percentage calculated based on (a) (1) 113,631 shares of Common Stock, and (2) 202,658 shares of Common Stock issuable on exercise of Series A Warrants, Series B Warrants and Series E Warrants beneficially owned by the reporting person, subject to a 9.9% beneficial ownership limitation, and (b) 8,571,421 shares of Common Stock outstanding on November 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- Jon M. Plexico: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 316,289; sole dispositive power 0; shared dispositive power 316,289; aggregate amount beneficially owned 316,289 (3.6% of the class)
  Comment: Percentage calculated based on (a) (1) 113,631 shares of Common Stock, and (2) 202,658 shares of Common Stock issuable on exercise of Series A Warrants, Series B Warrants and Series E Warrants beneficially owned by the reporting person, subject to a 9.9% beneficial ownership limitation, and (b) 8,571,421 shares of Common Stock outstanding on November 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: Surrozen, Inc./DE
Address of issuer's principal executive offices: 171 OYSTER POINT BLVD, SUITE 400, SOUTH SAN FRANCISCO, CA 94080

## Item 2. Person Filing
Name of person filing:
Stonepine Capital Management, LLC, a Delaware limited liability company ("Stonepine")

Stonepine Capital, L.P., a Delaware limited partnership (the "Partnership")

Stonepine GP, LLC, a Delaware limited liability company (the "General Partner")

Jon M. Plexico

Stonepine and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. Plexico is the control person of Stonepine and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 2900 NW Clearwater Drive, Suite 100-11, Bend OR 97703
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 4. Ownership
Amount beneficially owned:
Stonepine: 316,289

Partnership: 316,289

General Partner: 316,289

Jon M. Plexico: 316,289
Percent of class:
Stonepine: 3.6%

Partnership: 3.6%

General Partner: 3.6%

Jon M. Plexico: 3.6%
Sole power to vote or to direct the vote:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to vote or to direct the vote:
Stonepine: 316,289

Partnership: 316,289

General Partner: 316,289

Jon M. Plexico: 316,289
Sole power to dispose or to direct the disposition:
Stonepine: 0

Partnership: 0

General Partner: 0

Jon M. Plexico: 0
Shared power to dispose or to direct the disposition:
Stonepine: 316,289

Partnership: 316,289

General Partner: 316,289

Jon M. Plexico: 316,289

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99 - AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

## Signatures
- Stonepine Capital Management, LLC: /s/ Jon M. Plexico, Managing Member (02/13/2026)
- Stonepine Capital, L.P.: /s/ Jon M. Plexico, Managing Member of the General Partner, Stonepine GP, LLC (02/13/2026)
- Stonepine GP, LLC: /s/ Jon M. Plexico, Managing Member (02/13/2026)
- Jon M. Plexico: /s/ Jon M. Plexico, Reporting person (02/13/2026)